Exhibit 99.4

[Reference Translation]

November 5, 2010
To Whom It May Concern:
Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning Distribution of Interim Dividends from Surplus

At a meeting held on November 5, 2010, the Board of Directors of Toyota Motor Corporation (“TMC”) resolved to distribute dividends from surplus, with record date dated September 30, 2010. In relation to the above, we hereby inform you of the following:

1.　Details of dividends
	Interim dividend for FY 2011	Most recent dividend forecast	Interim dividend for FY 2010
Record Date	September 30, 2010	September 30, 2010	September 30, 2009
Dividend per share	20.00 yen	Not reported	20.00 yen
Total amount of dividends	62,719 million yen	-	62,720 million yen
Effective date	November 26, 2010	-	November 26, 2009
Source of dividends	Retained earnings	-	Retained earnings

2.　Reason for the dividend amount

TMC deems the benefit of its shareholders as one of its priority management policies and strives to continuously pay dividends while taking into account such factors as operating results and investment plans of each fiscal year.
TMC’s operating environment remains uncertain as the Japanese yen continue to appreciate and the price of rare metals rise steeply due to tight supply and demand.  Under these circumstances, TMC is focusing on the development and popularization of next-generation technologies and its responses to motorization in the emerging countries.
Based on the foregoing, TMC’s interim dividend for the year is 20 yen per share.

 [Reference]
Details of Dividends through the fiscal year
	Dividend per share (yen)
Record date	First half	End of fiscal year	Total
Interim Dividends for FY 2011	20.00	-	-
Interim Dividends for FY 2010	20.00	25.00	45.00